UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-42737

ALMONTY INDUSTRIES INC.

(Translation of registrant’s name into English)

8 South Idaho Street, Suite A

Dillon, Montana 59725 United States of America

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Indenture and Convertible Notes

On June 9, 2026 (the “Closing Date”), Almonty Industries Inc. (the “Company”) issued US$800 million aggregate principal amount of its 2.25% Convertible Senior Notes due 2031 (the “Convertible Notes”). The Convertible Notes were issued pursuant to, and are governed by, an indenture (the “Indenture”), dated as of the Closing Date, between the Company, Computershare Trust Company, N.A., as U.S. trustee (the “US Trustee”), and Computershare Trust Company of Canada, as Canadian co-trustee (the “Canadian Co-Trustee” and, together with the US Trustee, the “Trustee”). Pursuant to the purchase agreement between the Company and the representatives of the initial purchasers of the Convertible Notes, the Company granted the purchasers an option to purchase, within a 13-day period beginning on, and including, the date on which the Convertible Notes are first issued, up to an additional US$100 million aggregate principal amount of the Convertible Notes. The Convertible Notes issued on June 9, 2026 include US$100 million principal amount of Convertible Notes issued pursuant to the full exercise by the initial purchasers of such option.

The net proceeds from this offering are approximately US$772.7 million, after deducting the initial purchasers’ discounts and commissions and the Company’s estimated offering expenses. The Company used approximately US$83 million of the net proceeds to fund the cost of entering into the capped call transactions described herein. The Company intends to use the remainder of the net proceeds for working capital and general corporate purposes, which may include, without limitation, acquisitions of assets or businesses.

The Convertible Notes will be senior, unsecured obligations of the Company and will accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2027. The Convertible Notes will mature on July 1, 2031, unless earlier repurchased, redeemed or converted. Before April 1, 2031, noteholders will have the right to convert their Convertible Notes only upon the occurrence of certain events. From and after April 1, 2031, noteholders may convert their Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. The Company will settle conversions by delivering the Company’s common shares, no par value (the “common shares”), or may choose to pay or deliver, as applicable, either cash or a combination of cash and common shares, at the Company’s election. The initial conversion rate is 36.4950 common shares per US$1,000 principal amount of Convertible Notes, which represents an initial conversion price of approximately US$27.40 per common share. The initial conversion price represents a premium of approximately 32.5% over the last reported sale price of US$20.68 per common share on June 4, 2026. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The Convertible Notes will be redeemable, in whole or in part (subject to certain limitations), for cash at the Company’s option at any time, and from time to time, on or after July 1, 2029 and on or before the 40th scheduled trading day immediately before the maturity date, but only if the last reported sale price per common share exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. In addition, the Convertible Notes will be redeemable, in whole and not in part, at the Company’s option at any time in connection with certain changes in tax law. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If a “fundamental change” (as defined in the Indenture) occurs, then, subject to a limited exception, the Company will be required to offer to each noteholder to repurchase its Convertible Notes for cash. The repurchase price will be equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

The Convertible Notes will have customary provisions relating to the occurrence of “Events of Default” (as defined in the Indenture), which include the following: (i) certain payment defaults on the Convertible Notes (which, in the case of a default in the payment of interest on the Convertible Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time; (iii) the Company’s failure to convert a Convertible Note in accordance with the terms of the Indenture and the Convertible Note (subject to a five-day cure period); (iv) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the Indenture or the Convertible Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (vi) the occurrence of a Termination of Trading (as defined in the Indenture); (vii) certain defaults by the Company or any of its significant subsidiaries with respect to indebtedness for borrowed money of at least US$75,000,000 (subject to the limitations set forth in the Indenture); and (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Convertible Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of Convertible Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Convertible Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the Convertible Notes for up to 366 days at a specified rate per annum not exceeding 0.50% on the principal amount of the Convertible Notes.

The above description of the Indenture and the Convertible Notes is a summary and is not complete. A copy of the Indenture and the form of the certificate representing the Convertible Notes are filed as Exhibits 4.1 and 4.2, respectively, to this Report on Form 6-K, and the above summary is qualified by reference to the terms of the Indenture and the Convertible Notes set forth in such exhibits.

Capped Call Transactions

On June 4, 2026, in connection with the pricing of the offering of the Convertible Notes, the Company entered into privately negotiated capped call transactions (the “Base Capped Call Transactions”) with Bank of America, N.A. and Goldman Sachs & Co. LLC (the “Option Counterparties”). In addition, on June 5, 2024, in connection with the initial purchasers’ exercise of their option to purchase additional Convertible Notes, the Company entered into additional capped call transactions (the “Additional Capped Call Transactions,” and, together with the Base Capped Call Transactions, the “Capped Call Transactions”) with each of the Option Counterparties. The Capped Call Transactions cover, subject to anti-dilution adjustments, the aggregate number of the ordinary shares that initially underlie the Convertible Notes, and are expected generally to reduce potential dilution to the common shares upon any conversion of Convertible Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Convertible Notes, as the case may be, with such reduction and/or offset subject to a cap, based on the cap price of the Capped Call Transactions. The cap price of the Capped Call Transactions is initially US$41.36 per share, which represents a premium of 100% over the last reported sale price of the common shares on June 4, 2026, and is subject to certain adjustments under the terms of the Capped Call Transactions. The Capped Call Transactions will be solely cash settled unless certain conditions are satisfied. The cost of the Capped Call Transactions was approximately $44.4 million.

The Capped Call Transactions are separate transactions, each between the Company and the applicable Option Counterparty, and are not part of the terms of the Convertible Notes and will not affect any holder’s rights under the Convertible Notes or the Indenture. Holders of the Convertible Notes will not have any rights with respect to the Capped Call Transactions.

The above description of the Capped Call Transactions is a summary and is not complete. A copy of the form of confirmation for the Capped Call Transactions is filed as Exhibit 10.1 to this Report on Form 6-K, and the above summary is qualified in its entirety by reference to the terms of the form of confirmation set forth in such exhibit.

Other Events

On the Closing Date, the Company issued a press release announcing that it has completed the sale of the Convertible Notes, pursuant to the purchase agreement between the Company and the initial purchasers of the Convertible Notes. A copy of the Company’s press release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this Report on 6-K. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this Report on Form 6-K, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations, and could cause actual results to differ materially from those expressed in the forward-looking statements and projections.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
4.1	Indenture, dated as of June 9, 2026, among Almonty Industries Inc., Computershare Trust Company, N.A., as U.S. trustee, and Computershare Trust Company of Canada, as Canadian co-trustee
4.2	Form of certificate representing the 2.25% Convertible Senior Notes due 2031 (included as Exhibit A to Exhibit 4.1).
10.1	Form of Capped Call Transactions Confirmation.
99.1	Press Release, dated June 9, 2026
99.2	Material Change Report, dated June 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMONTY INDUSTRIES INC.

Date: June 12, 2026
	By:	/s/ Lewis Black
	Name:	Lewis Black
	Title:	Chief Executive Officer